SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D*
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

American Pacific Corporation
(Name of Issuer)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

028740108
(CUSIP Number)

Cornwall Capital Management LP
One Rockefeller Plaza, 24th Floor
New York, New York 10020
Attention: Ian D. Haft

(917) 639-5438

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 28, 2011
(Date of Event which Requires
Filing of this Schedule)

    If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

    NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 11 Pages)

--------------------------
    The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 028740108	SCHEDULE 13D	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Cornwall Master LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 494,314 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 494,314 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 494,314 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 028740108	SCHEDULE 13D	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Cornwall Capital Management LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 494,314 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 494,314 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 494,314 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.5%
14	TYPE OF REPORTING PERSON IA, PN

CUSIP No. 028740108	SCHEDULE 13D	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON Cornwall GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 494,314 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 494,314 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 494,314 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.5%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 028740108	SCHEDULE 13D	Page 5 of 11 Pages

1	NAME OF REPORTING PERSON James Mai
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 494,314 shares of common stock
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 494,314 shares of common stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 494,314 shares of common stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 6.5%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 028740108	SCHEDULE 13D	Page 6 of 11 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $0.10 per share (the "Shares"), of American Pacific Corporation, a Delaware corporation (the "Company"). The Company's principal executive offices are located at 3883 Howard Hughes Parkway, Suite 700, Las Vegas, Nevada 89169.

Item 2.	IDENTITY AND BACKGROUND.

(a)	This statement is filed by

(i)	Cornwall Master LP, an exempted limited partnership organized under the laws of the Cayman Islands ("Cornwall Master"), with respect to the Shares directly held by it;
(ii)
Cornwall Capital Management LP, a Delaware limited partnership ("Cornwall Management"), which serves as investment manager to Cornwall Master, with respect to the Shares directly held by Cornwall Master;

(iii)	Cornwall GP, LLC, a Delaware limited liability company (the "General Partner"), which serves as the general partner of Cornwall Master, with respect to the Shares directly held by Cornwall Master; and
(iv)
James Mai ("Mr. Mai") the principal and Chief Investment Officer of Cornwall Management and the managing member of the General Partner, with respect to the Shares directly held by Cornwall Master.  Mr. Mai disclaims beneficial ownership of the Shares reported herein, other than the portion of such Shares which relates to his individual economic interest in Cornwall Master.

The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons."

(b)	The address of the business office of each of the Reporting Persons is One Rockefeller Plaza, 24th Floor, New York, New York 10022.

(c)
The principal business of: (i) Cornwall Master is to serve as a private investment limited partnership, (ii) Cornwall Management is to serve as investment manager to private investment funds, including Cornwall Master, and to make investment decisions on behalf of these private investment funds, (iii) the General Partner is to serve as the general partner of private investment funds, including Cornwall Master and (iv) Mr. Mai, an individual, is to serve as principal and Chief Investment Officer of Cornwall Management and as managing member of the General Partner.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)
None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)
Cornwall Master is an exempted limited partnership organized under the laws of the Cayman Islands.  Cornwall Management is a limited partnership organized under the laws of the State of Delaware.  The General Partner is a limited liability company organized under the laws of the State of Delaware.  Mr. Mai is a United States citizen.

CUSIP No. 028740108	SCHEDULE 13D	Page 7 of 11 Pages

The Reporting Persons have executed a Joint Acquisition Statement, dated October 11, 2011, with respect to the joint filing of this Schedule 13D, and any amendment or amendments hereto, a copy of which is attached hereto as Exhibit 1.

Schedule A attached hereto sets forth the information required by Instruction C of the instructions to Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION.

Funds for the purchase of the Shares by Cornwall Master reported herein were derived from general working capital made in the ordinary course of business.  A total of approximately $3,439,030 was paid to acquire the Shares reported herein.

Item 4.	PURPOSE OF TRANSACTION.

        The Reporting Persons acquired the Shares to which this Schedule 13D relates in the ordinary course of business for investment purposes because they believed that the Shares represented an attractive investment opportunity.

        The Reporting Persons have engaged in discussions with management and may from time to time engage in additional discussions with management, the Board of Directors, other shareholders of the Company and other relevant parties, including representatives of any of the foregoing, concerning the Reporting Persons' investment in the Shares and the Company, including, without limitation, matters concerning the Company’s business, operations, governance, management, capitalization and strategic plans.  The Reporting Persons may exchange information with any persons pursuant to appropriate confidentiality or similar agreements or otherwise, work together with any persons pursuant to joint agreements or otherwise, propose changes in the Company’s business, operations, governance, management, capitalization or strategic plans, or propose or engage in one or more other actions set forth under subparagraphs (a)-(j) of Item 4 of Schedule 13D.

The Reporting Persons intend to review their investment in the Company on a continuing basis. Depending on various factors, including, without limitation, the outcome of any discussions referenced above, the Company's financial position and strategic direction, actions taken by management or the Board of Directors, price levels of the Shares, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Company as they deem appropriate, including, without limitation, purchasing additional Shares or selling some or all of their Shares, engaging in short selling of or any hedging or similar transactions with respect to the Shares and/or otherwise changing their intention with respect to any and all matters referred to in Item 4 of Schedule 13D.    The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect to their investment in the Shares.

Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of Item 4 of Schedule 13D.  The Reporting Persons have not entered into any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of the Shares reported herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a)
As of the date of this Schedule 13D, the Reporting Persons may be deemed the beneficial owner of an aggregate of 494,314 Shares held by Cornwall Master. The Shares beneficially owned by the Reporting Persons represent approximately 6.5% of the Shares outstanding. Percentages of the Shares outstanding reported in this Schedule 13D are calculated based upon the 7,559,591 Shares outstanding as of July 29, 2011, as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011, filed by the Company with the Securities and Exchange Commission on August 12, 2011.

(b)	Each of the Reporting Persons shares voting and dispositive power over the Shares held directly by Cornwall Master.

(c)	The transactions in the Shares within the last sixty days by the Reporting Persons, which were all in the open market, are set forth in Schedule B, and are incorporated herein by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.
(e)	Not applicable.

CUSIP No. 028740108	SCHEDULE 13D	Page 8 of 11 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Other than the Joint Acquisition Statement attached as Exhibit 1 hereto, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company, including but not limited to transfer or voting of any other securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1: Joint Acquisition Statement as required by Rule 13d-1(k)(1) under the Act.

CUSIP No. 028740108	SCHEDULE 13D	Page 9 of 11 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  October 11, 2011

CORNWALL MASTER LP

By: Cornwall GP, LLC
its General Partner

/s/ James Mai
Name: James Mai
Title: Managing Member

CORNWALL CAPITAL MANAGEMENT LP

By: CMGP LLC,
its General Partner

/s/ James Mai
Name: James Mai
Title: Managing Member

CORNWALL GP, LLC

/s/ James Mai
Name: James Mai
Title: Managing Member

/s/ James Mai
JAMES MAI, individually

CUSIP No. 028740108	SCHEDULE 13D	Page 10 of 11 Pages

Schedule A

GENERAL PARTNERS, CONTROL PERSONS, DIRECTORS AND EXECUTIVE OFFICERS OF CERTAIN REPORTING PERSONS

The following sets forth the name, position, address, principal occupation and citizenship of each general partner, control person, director and/or executive officer of the applicable Reporting Persons (the “Instruction C Persons”).  To the best of the Reporting Persons' knowledge, (i) none of the Instruction C Persons during the last five years has been convicted in a criminal proceeding (excluding traffic violations or other similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws and (ii) none of the Instruction C Persons owns any Shares or is party to any contract or agreement as would require disclosure in this Schedule 13D.

REPORTING PERSON:  CORNWALL CAPITAL MANAGEMENT LP
CMGP LLC serves as the general partner of Cornwall Management.  The address of CMGP LLC is One Rockefeller Plaza, 24th Floor, New York, NY 10020.  The principal business of CMGP LLC is to serve as the general partner of Cornwall Management.  CMGP LLC is a limited liability company organized under the laws of the State of Delaware.  Mr. Mai is the managing member of CMGP LLC.

CUSIP No. 028740108	SCHEDULE 13D	Page 11 of 11 Pages

Schedule B

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by a Reporting Person during the past sixty days.  All transactions were effectuated in the open market through a broker.

CORNWALL MASTER LP

Trade Date	Shared Purchased (Sold)	Price ($)*
8/18/2011	100	7.00
8/19/2011	40,050	7.00
9/13/2011	84,408	7.36
9/23/2011	6,705	6.58
9/26/2011	200	6.75
9/27/2011	569	6.82
9/28/2011	54,550	7.13
9/29/2011	100	7.00
10/3/2011	1,826	7.05
10/4/2011	4,203	7.09
10/5/2011	798	7.10
10/6/2011	3,076	7.27
10/7/2011	63,276	7.28
10/10/2011	100	7.30

*	Excluding commissions.

EXHIBIT 1

JOINT ACQUISITION STATEMENT

PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D, is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D, shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements.  The undersigned acknowledge that each shall be responsible for the filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

Dated:  October 11, 2011

CORNWALL MASTER LP

By: Cornwall GP, LLC
its General Partner

/s/ James Mai
Name: James Mai
Title: Managing Member

CORNWALL CAPITAL MANAGEMENT LP

By: CMGP LLC,
its General Partner

/s/ James Mai
Name: James Mai
Title: Managing Member

CORNWALL GP, LLC

/s/ James Mai
Name: James Mai
Title: Managing Member

/s/ James Mai
JAMES MAI, individually